SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                    FORM 6-K




                                 CURRENT REPORT
                            Pursuant to Section X of
                       The Investment Company Act of 1940

                        Commission File Number 000-30779


                                  April 8, 2004
                           Earliest Date of the Report


                        Shimoda Resources Holdings, Inc.
             (Exact name of registrant as specified by its charter)



         Nevada                                                  75-2843787
(State of incorporation)                                   (IRS Employer Number)


                   15 River Road, Suite 230, Wilton, CT 06897
                    (Address of principal executive offices)


                  Registrant's Telephone Number: (203) 563-9430

Item 5.  Other Events and Regulation FD Disclosure.

The Company announces the resignation of Jonathan Morley-Kirk as Director. Jonathan has served as a Director since 2001, and has resigned to pursue other opportunities. The Board thanks him for his support and commitment.
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This  Form 6-K  contains  certain  forward-looking  statements  and  information relating to the Company that is based on the beliefs of the Company or management as well as assumptions made by and information currently available to the Company or management. When used in this document, the words "anticipate", "believe", "estimate", "expect" and "intend" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company regarding future events and are subject to certain risks, uncertainties and assumptions, including the risks and uncertainties noted. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. In each instance, forward-looking information should be considered in light of the accompanying meaningful cautionary statements herein.



                                   SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



/s/ David Mapley
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Dated:  April 8, 2004
David Mapley, President & CEO
Shimoda Resources Holdings, Inc.